

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 8, 2018

Kevin A. Richardson, II
Acting Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024

> **Re:** **SANUWAVE Health, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 19, 2018**
> **File No. 333-213774**

Dear Mr. Richardson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2018 letter.

Calculation of Registration Fee

1.   It is generally inconsistent with Section 5 of the Securities Act to register a transaction that you began without registration. Therefore, it is unclear how it is consistent with Section 5 to register on this registration statement the exercise of outstanding warrants. Please advise or revise.

2.   We note your revisions in response to prior comments 1 and 2. Given the dollar amount of securities registered for sale on your registration statement declared effective February 16, 2016 and dollar amount deregistered by your post-effective amendment filed September 23, 2016, it is unclear how you have securities that remain registered for sale on that registration statement for which a Rule 429 prospectus can be used. For

    guidance, see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 240.05. Please advise or revise.

3.   We note your response to prior comment 3. However, your registration statement on Form S-1 file number 333-195263 appears to relate to the resale of common stock, while the prospectus in this registration statement appears to describe the transaction registered by that registration statement as your issuance of common stock upon the exercise of warrants. Please clarify.

Prospectus

4.   We note that you have moved your financial statements so that they now appear outside of your prospectus.   Please include your financial statements within your prospectus as appropriate.

    Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: John C. Ethridge, Jr., Esq.
       Smith, Gambrell & Russell, LLP